Exhibit 99.2

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This management information circular (the “Circular”) is furnished in connection with the solicitation by management (the “Management”) of Novadaq Technologies Inc. (the “Corporation” or “Novadaq”) of proxies to be used at the annual and special meeting of holders of common shares (“Shareholders”) of the Corporation (the “Meeting”) to be held at the time and place and for the purposes set out in the Notice of Annual and Special Meeting of Shareholders accompanying this Circular (the “Notice of Meeting”). Unless otherwise stated, all information contained in this Circular is presented as at April 17, 2014 and, unless otherwise indicated, all references to $ in this Circular are to Canadian dollars.

The form of proxy accompanying this Circular is solicited by, or on behalf of, Management of the Corporation. In addition to solicitation by mail, proxies may be solicited personally, by telephone or by other forms of electronic communication, by directors, officers and employees of the Corporation, none of whom have been specifically engaged for this purpose. The costs of solicitation will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

A Shareholder who does not wish to attend the Meeting or does not wish to vote in person, by Internet or by telephone, has the right to appoint a person (who need not be a Shareholder) other than the persons designated in the enclosed form of proxy to attend and to vote and act for, and on behalf of, such Shareholder at the Meeting, and any adjournment or postponement thereof. Such right may be exercised by striking out the names of persons designated in the enclosed form of proxy and by inserting in the blank space provided for that purpose the name of the desired person or by completing another proper form of proxy.

A Shareholder who wishes to be represented by proxy at the Meeting, or any adjournment or postponement thereof, must deposit the accompanying form of proxy, duly executed, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays) preceding the time of the Meeting, or any adjournment or postponement thereof, with Computershare Investor Services Inc. as follows:

a)	to Computershare Investor Services Inc., 8th Floor, 100 University Avenues, Toronto, Ontario M5J 2Y1;

b)	over the Internet by going to www.investorvote.com and following the instructions provided; or

c)	over the telephone, by calling 1-866-732-VOTE (8683) (toll free within North America), from a touch tone telephone and following the instructions provided.

The common shares represented by the proxy which is hereby solicited will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for, and, where the Shareholder whose proxy is solicited specifies a choice with respect to any matter to be acted upon, the common shares shall be voted by the appointee accordingly. Where a Shareholder fails to specify a choice with respect to a matter referred to in the Notice of Meeting, the common shares represented by such proxy will be voted for or in favour of such matter.

The enclosed proxy confers discretionary authority upon the proxy nominee with respect to any amendments or variations to the matters referred to in the Notice of Meeting and any other matters which may properly come before the Meeting, or any adjournment or postponement thereof. At the time of printing of this Circular, Management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting, other than the matters referred to in the Notice of Meeting. However, if any other matters which at present are not known to Management of the Corporation should properly come before the Meeting, proxies will be voted on such matters in accordance with the best judgment of the named proxy holders.

A Shareholder executing a proxy has the power to revoke it as to any matter on which a vote shall not already have been cast:

(a)	by depositing an instrument in writing executed by such Shareholder or by such Shareholder’s attorney authorized in writing, or, if the Shareholder is a corporation, by an officer or attorney thereof duly authorized indicating the capacity under which such officer or attorney is signing:

(i)	at the registered office of the Corporation, Novadaq Technologies Inc., 5090 Explorer Drive, Suite 202, Mississauga, Ontario, L4W 4T9, Attention: CFO, at any time up to and including the last business day preceding the day of the Meeting, or any adjournments or postponements thereof; or

(ii)	with the Chairman of the Meeting on the day of the Meeting, or any adjournment or postponement thereof; or

(b)	in any other manner permitted by law.

ADVICE TO BENEFICIAL SHAREHOLDERS

Only registered Shareholders of the Corporation or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, common shares beneficially owned by a person (a “Non-Registered Holder”) are registered either:

(i)	in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the common shares of the Corporation (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, TFSAs, RESPs and similar plans); or

(ii)	in the name of a depository (a “Depository”, such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), the Corporation will have distributed copies of the Notice of Meeting, this Circular and the form of proxy (collectively, the “Meeting Materials”) to the Depositories and Intermediaries for onward distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders, unless a Non-Registered Holder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(i)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of common shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the form of proxy and submit it to the Corporation, c/o Computershare Investor Services Inc. at the address set forth in the Notice of Meeting; or

(ii)	more typically, be given a voting instruction form which is not signed by the Intermediary and which must be properly completed and signed by the Non-Registered Holder and returned to the Intermediary in accordance with the instructions of the Intermediary or Depository.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the common shares of the Corporation they beneficially own. Should a Non-Registered Holder wish to attend and vote at the Meeting, or any adjournment or postponement thereof, in person (or to have another person appointed as proxy holder to attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should follow the procedure in the request for voting instructions provided by or on behalf of the Intermediary and request a form of legal proxy which will grant the Non-Registered Holders the right to attend the Meeting, and any adjournment or postponement thereof, and vote in person. Non-Registered Holders should carefully follow the instructions of their Intermediary or Depository, including those regarding when and where the proxy or voting information form is to be delivered. A Non-Registered Holder may revoke a proxy or voting information form which has been given to an Intermediary or Depository by written notice to the Intermediary or Depository or by submitting a proxy or voting instruction form bearing a later date. In order to ensure that an Intermediary or Depository acts upon a revocation of a proxy or voting information form, the written notice should be received by the Intermediary or Depository well in advance of the Meeting.

Notice to United States Shareholders

The solicitation of proxies by the Corporation is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “US Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the US Exchange Act. Accordingly, this Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Shareholders in the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the US Exchange Act.

The reporting issuer does not intend to pay for intermediaries to forward to objecting beneficial owners under NI 54-101 the proxy-related materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary, and that in the case of an objecting beneficial owner, the objecting beneficial owner will not receive the materials unless the objecting beneficial owner’s intermediary assumes the cost of delivery.

VOTING SHARES AND PRINCIPAL HOLDERS

As at the close of business on April 17, 2014 there were 55,187,520 common shares in the capital of the Corporation issued and outstanding, being the only class of shares outstanding and entitled to vote at the Meeting. Each common share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting.

The Corporation has fixed April 17, 2014 as the record date for the purposes of determining holders of common shares entitled to receive notice of and vote at the Meeting.

In accordance with the provisions of the Canada Business Corporations Act, the Corporation has prepared a list of registered holders of common shares as at the close of business on the record date. Each holder of common shares named in the list will be entitled to vote at the Meeting the common shares shown opposite the Shareholders’ name on such list.

To the knowledge of the directors and executive officers of the Corporation, there are no persons, firms or corporations who beneficially own or exercise control or direction over, directly or indirectly, voting shares of the Corporation carrying 10% or more of the voting rights attaching to the total number of issued and outstanding common shares of the Corporation. Information as to the shareholdings has been obtained by the Corporation from SEDI filings.

MATTERS TO BE ACTED UPON BY THE SHAREHOLDERS AT THE MEETING

(AS ITEMIZED IN THE NOTICE OF MEETING)

ITEM 1: Consolidated Financial Statements

A copy of the consolidated financial statements of the Corporation for the year ended December 31, 2013 and the report of Ernst & Young LLP (“E&Y”) on the consolidated financial statements accompanying this Circular will be submitted to Shareholders at the Meeting. Copies of the consolidated financial statements and management discussion and analysis for the year ending December 31, 2013 (“MD&A”) can also be obtained on SEDAR at www.sedar.com, by contacting the Corporation’s Corporate Secretary at 5090 Explorer Drive, Suite 202, Mississauga, Ontario, L4W 4T9, or by telephone at 905-629-3822.

ITEM 2: Election of Directors

Six (6) nominees have been proposed by the Corporation’s board of directors (the “Board”) for election as directors of the Corporation. The six nominees are listed on page 7. All nominees are currently directors of the Corporation with the exception of Mr. Thomas Wellner who is being nominated for the first time. It is not anticipated that any of the nominees will be unable to serve as directors, but if that should occur for any reason prior to the Meeting, or any adjournment or postponement thereof, the persons named in the enclosed form of proxy shall be entitled to vote for any other nominee(s) in their discretion.

Each director elected will hold office until the next annual meeting of Shareholders or until his or her successor is duly elected or appointed. The current members of the Audit Committee, the Compensation Committee and the Corporate Governance Committee are indicated in the table and notes thereto on page seven (7).

If you complete and return the attached form of proxy, your representatives at the Meeting, or any adjournment or postponement thereof, will vote your shares FOR the election of the nominees set out herein unless you specifically direct that your vote be withheld.

ITEM 3: Appointment of Auditor

The Board and Management propose that the firm of KPMG LLP, be appointed as auditors of the Corporation to hold office until the next annual meeting of Shareholders, and that the Board be authorized to fix the auditors’ remuneration. KPMG LLP was first appointed as the auditor of the Corporation effective March 31, 2014, upon the resignation, at the request of the Corporation, of the Corporation’s previous auditor, E&Y, on March 31, 2014. There have not been any reportable events between the Corporation and E&Y for the purposes of National Instrument 51-102 Continuous Disclosure Obligations. A copy of the Corporation’s reporting package with respect to the resignation at the request of the Corporation of E&Y and the appointment of KPMG LLP (including the Notice of Change of Auditor, a letter from E&Y and a letter from KPMG LLP) is attached as Appendix “A” to this Circular.

In order to be effective, the resolution must receive the affirmative vote of a majority of the votes cast by Shareholders present in person or represented by proxy at the Meeting.

If you complete and return the attached form of proxy, the persons named in the enclosed proxy will vote your shares FOR the appointment of KPMG LLP, as auditors of the Corporation at remuneration to be fixed by the Board, unless you specifically indicate on the form that your vote be withheld.

ITEM 4: Reconfirmation and Approval of Unallocated Options under the Corporation’s Stock Option Plan

The policies of the Toronto Stock Exchange (the “TSX”) require that every three years after the institution of a security-based compensation arrangement which does not have a fixed number of securities issuable, as is the case with the Corporation‘s Option Plan, all unallocated options must be reconfirmed and approved by the Corporation‘s Shareholders.

The Option Plan sets the maximum number of shares reserved for issuance under the plan as equal to ten (10%) percent of the number of shares in the capital of the Corporation that are outstanding from time to time. Based on 55,187,520 common shares being issued and outstanding as of the date hereof, there were 2,726,287 common shares that have not been allocated under the Option Plan. The Board proposes that the unallocated options under the Corporation‘s Option Plan be approved and authorized until the date that is three (3) years from the date of the Meeting.

The full text of the resolutions approving the unallocated options under the Option Plan is attached to this Circular as Appendix “C”. To be effective, the approval of the unallocated options must be given by resolution of the Shareholders and such resolution must receive the affirmative vote of a majority of the votes cast by Shareholders present in person or represented by proxy at the Meeting. The Board recommends that Shareholders vote in favour of the resolution approving the unallocated options under the Option Plan. Unless instructed to vote against in the accompanying form of proxy, it is the intention of the persons named therein to vote the shares represented thereby in favour of the approval of the unallocated options under the Option Plan.

BOARD OF DIRECTORS—NOMINEES

Majority Voting

Effective April 14, 2014, the Board adopted an amended and restated majority voting policy, reflecting the most recent amendments to the TSX Company Manual with respect to the election of directors. In an uncontested election of directors of the Corporation, each director shall be elected by the vote of a majority of the shares represented in person or by proxy at the Shareholder’s meeting convened for such election of directors. If any nominee for director receives a greater number of votes “withheld” from his or her election than votes “for” such election, that director shall immediately tender his or her resignation to the Chair of the Board following the meeting.

The Corporate Governance Committee shall consider any such offer of resignation and recommend to the Board whether or not to accept the resignation. In its deliberations, the Corporate Governance Committee may consider any stated reasons as to why Shareholders “withheld” votes from the election of the relevant director, the length of service and the qualifications of the director whose resignation has been tendered, such director’s contributions to the Corporation, the Corporation’s corporate governance policies, available alternatives to cure the underlying cause of the withheld votes, the overall composition of the Board (including the current mix of skills and attributes of the Board), whether accepting the resignation would cause the Corporation to fail to meet any applicable listing, statutory or regulatory requirements, and any other factors that the members of the Corporate Governance Committee consider relevant.

The Board shall act on the Corporate Governance Committee’s recommendation within 90 days following the applicable Shareholders’ meeting, after considering the factors identified by the Corporate Governance Committee and any other factors that the members of the Board consider relevant. The Board is expected to accept the resignation except in situations where extenuating circumstances would warrant the director continuing to serve on the Board. The resignation of a director will be effective when accepted by the Board. Any director who tenders his or her resignation pursuant to this policy will not participate in the Corporate Governance Committee’s consideration regarding whether to recommend acceptance to the Board or the Board’s consideration regarding whether to accept the tendered resignation.

Following the Board’s decision on the resignation, the Board shall promptly disclose, via press release, a copy of which shall be concurrently delivered to the TSX, its decision regarding whether to accept or reject the director’s resignation. Should the Board decline to accept the resignation, it shall fully state in the press release its reasoning behind such decision.

Subject to any applicable corporate law restrictions or requirements, if a resignation is accepted, the Board may leave the resultant vacancy unfilled until the next annual general meeting. Alternatively, it may fill the vacancy through the appointment of a new director whom the Board considers to merit the confidence of the Shareholders, or it may call a special meeting of Shareholders at which one or more management nominees would be presented a to fill the vacant position or positions, as applicable.

Nominees

The table and notes below set out, in respect of each nominee to the Board, the name and municipality of residence of each person proposed to be nominated for election as a director, the period or periods during which the nominee has served as a director of the Corporation, the nominee’s principal occupation or employment during the last five years and all other positions with the Corporation and any affiliate thereof now held by the nominee, if any, and the number of common shares beneficially owned by the nominee or over which the nominee exercises control or direction (in all cases, whether directly or indirectly) as of April 17, 2014. The statement as to share ownership, control and direction is, in each instance, based upon information furnished by said nominee.

Name and Municipality of Residence	Position with the Corporation	Principal Occupation	Director since	Number of Shares beneficially owned, controlled or directed, directly or indirectly, by Nominee(4)
DR. ARUN MENAWAT Oakville, Ontario, Canada	Director, President and Chief Executive Officer	President and Chief Executive Officer, Novadaq	July 2003	316,519

AARON DAVIDSON(1) (3) Caledon, Ontario, Canada	Director	Managing Director, H.I.G. Capital Management Inc.	July 2004	2,800

ANTHONY GRIFFITHS(1)(2) Toronto, Ontario, Canada	Chairman, Director	Independent Consultant and Corporate Director	June 2002	27,981

HAROLD O. KOCH, JR.(2)(3) Mandeville, Louisiana, United States of America	Director	Executive Vice President and Chief Scientific Officer, Nestle Health Science —Pamlab, Inc.	September 2003	—

WILLIAM A. MACKINNON(1)(3) Toronto, Ontario, Canada	Director	Corporate Director	May 2009	—

THOMAS WELLNER Toronto, Ontario, Canada	Nominee Director	President and Chief Executive Officer, Revera Inc. Co-Chief Executive Officer, LifeLabs President and Chief Executive Officer, CML HealthCare	—	—

(1)	Denotes member of the Compensation Committee.
(2)	Denotes member of the Corporate Governance Committee.
(3)	Denotes member of the Audit Committee.
(4)	Information as to shareholdings has been provided to the Corporation from SEDI filings.

The following is a brief profile of the nominee directors of the Corporation:

Arun Menawat. Dr. Menawat has been the President and Chief Executive Officer of Novadaq since 2003. From 1999 to 2003, Dr. Menawat held increasing executive responsibilities including President and Chief Operating Officer of Cedara Software Corporation, a publicly traded medical imaging software company. Prior to joining Cedara, Dr. Menawat was Vice President of Operations at Tenneco Inc., a diversified business conglomerate, now separated into multiple companies. He also served as business manager and research & development manager at Hercules Incorporated, a specialty chemicals company. Dr. Menawat holds B.S. in biology from the University of District of Columbia and an M.S. and Ph.D. in Chemical (Bio) Engineering from the University of Maryland. Dr. Menawat completed a fellowship in biomedical engineering at the National Institute of Health. He also holds an Executive MBA from the J.L. Kellogg School of Management, Northwestern University. Mr. Menawat is also a director of MedCurrent Corporation and Ontario Bioscience Innovation Organization.

Aaron Davidson. Mr. Davidson is a Managing Director of H.I.G. BioVentures and focuses on investment opportunities in the life sciences sector. Prior to joining H.I.G. in 2004, he was a Vice President with Ventures West with a focus on venture investing in life science companies. Mr. Davidson began his career with Lilly where he spent a decade with Lilly in various management roles in the United States and Canada including business development, strategic planning, market research, and financial planning. Mr. Davidson currently serves on the boards of directors of Alder Biopharmaceuticals Inc., Cardeas Pharma, HyperBranch Medical Technology, Intact Vascular, NeurAxon Inc., and Novadaq. He served on the boards of directors of Salmedix and Gemin X Pharmaceuticals prior to their acquisitions by Cephalon in 2005 and 2011, respectively, and the board of directors of Oncogenex Pharmaceuticals prior to its public listing. Mr. Davidson earned his MBA from Harvard Business School and a Bachelor of Commerce degree from McGill University.

Anthony Griffiths. Mr. Griffiths is Chairman of the Board of the Corporation and is currently an independent business consultant and corporate director. Mr. Griffiths became the Chairman of Mitel Corporation, a telecommunications company, in 1987, and also assumed the positions of President and Chief Executive Officer in addition to that of Chairman from 1991 to 1993. Mr. Griffiths is also the Chairman of Russel Metals Inc., and a director of Fairfax Financial Holdings Limited.

Harold O. Koch, Jr. For the past 38 years, Mr. Koch has held senior management positions in research and development, regulatory, and business development in the pharmaceutical and Class III medical device fields. Mr. Koch was the Vice President of Business Development & Scientific Affairs and later Senior Vice President at Pamlab LLC (now Nestlé Health Science – Pamlab, Inc.) (“Pamlab”), a developer, licensor and marketer of pharmaceutical products since July 2002, and effective January 1, 2012, became the Executive Vice President and Chief Scientific Officer of Pamlab. Prior to joining Pamlab, Mr. Koch held senior management positions with Rorer Group, Cooper Companies, Akorn, Inc., and Santen, Inc. and has consulted for various ophthalmic biotechnology companies. Mr. Koch holds three US patents in ophthalmology, one of which is the leading viscoelastic product in the US (Viscoat), with annual sales in excess of US$100 million and four pending applications. Mr. Koch holds a Bachelor of Science degree in medical microbiology from Texas A&M University and is an active member of the Licensing Executives Society.

William A. Mackinnon. Mr. Mackinnon was Chief Executive Officer of KPMG Canada from April 1999 until his retirement in December 2008. Mr. Mackinnon joined KPMG Canada in 1971, became a partner in 1977, the Toronto Managing Partner in 1988 and the Greater Toronto Managing Partner in 1992. He obtained the the Fellow Chartered Accountant designation from the Institute of Chartered Accountants of Ontario in 1994 and, during the period between 1999 and 2002, became a member of the board of directors of each of KPMG Canada, KPMG International and KPMG Americas. He is an active volunteer and currently serves as a member of the board of directors of The Toronto Community Foundation, The Toronto East General Hospital Foundation, St. Stephen Community House and Roy Thomson Hall. Mr. Mackinnon is also a director of Telus Corp., Pioneer Petroleum, Osisko Mining Corporation and the Public Service Pension Investment Board. Mr. Mackinnon holds a Bachelor of Commerce from the University of Manitoba.

Thomas Wellner. Mr. Wellner is the President and CEO of Revera Inc. (“Revera”), which is a leading provider of seniors’ accommodation, care and services, with over 30,000 employees, having operations in 242 sites across Canada and the U.S. Mr. Wellner is also involved with the holding company, WellCap Advisors Limited, providing strategic guidance to a number of clients and also investing in healthcare and technology companies. Prior to his role at Rivera, Mr. Wellner was co-CEO of LifeLabs, Canada’s largest laboratory services company, where he was responsible for leading the integration of CML HealthCare (“CML”) into the LifeLabs organization while leveraging the opportunity to enhance the delivery of diagnostic healthcare services to Canadians, as well as business development functions of the newly-combined organization. Further, Mr. Wellner was President and Chief Executive Officer of CML, and in such role, he led the company through a transformational and strategic re-assessment, culminating in both the signing of a $1.2B transaction to crystalize $300,000,000 in shareholder value as well as the merger with LifeLabs. Mr. Wellner also spent 20 years with Eli Lilly & Company in a variety of senior operational and strategic leadership roles in Canada, China, United States, Latin America, Europe, and the United Kingdom and worked with private equity on a startup as President and CEO of Therapure Biopharma, a privately held bio-manufacturing and drug development company. He currently serves on the boards of the Ontario Association of Medical Laboratories, Diamedica (DMA – TSX), Cipher Pharma (DND-TSX), Freshbooks (private company) and Atlantic Healthcare Plc (private company in the United Kingdom), and Life Sciences Ontario (LSO – Industry Association). He is also on the Board of Governors of Rothesay Netherwood School, a private Atlantic Canadian boarding school, since November 2011, has served on the editorial committee for Pharmaceutical Marketing Europe, and has led business cases at INSEAD and Harvard Business School. Mr. Wellner holds a Bachelor of Science with Honours in Life Sciences from Queens University.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Mr. Griffiths was a director of AbitibiBowater Inc. until June 2010. The company and certain of its U.S. and Canadian subsidiaries filed for protection in Canada under the Companies’ Creditors Arrangement Act (“CCAA”) and in the United States under Chapter 11 of the United States Bankruptcy Code in April 2009. On December 9, 2010 the company emerged from creditor protection under the CCAA in Canada and Chapter 11 in the United States.

Mr. Griffiths was formerly a director of PreMD Inc. until February 2010, and, in connection with the voluntary delisting of the company’s shares from the TSX, cease trade orders were issued in April 2009 requiring all trading in, and all acquisitions of, securities of the company to cease permanently due to the company’s failure to file continuous disclosure materials required by Ontario securities law. The cease trade orders are still in effect.

Mr. Griffiths was also a director of Slater Steel Inc. until August 2004, which operated under the protection of the CCAA in an orderly wind-down in June 2003. In addition, the company and the Canadian court ordered monitor filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code with respect to the company’s United States and Canadian subsidiaries.

Other than as noted above, no director or executive officer of the Corporation is, or within the past ten years before the date of this Circular has (i) been a director, chief executive officer or chief financial officer of a company that was subject to a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (ii) been a director of a company that, while the nominee was acting in that capacity, made a proposal under legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, trustee or receiver manager appointed to hold its assets; or (iii) was subject to a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in that capacity.

STATEMENT ON CORPORATE GOVERNANCE PRACTICES

The statement on corporate governance practices prepared by the Corporate Governance Committee is attached hereto as Appendix “B”.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

This compensation discussion and analysis (“CD&A”) describes and explains the Corporation’s policies and practices with respect to the 2013 compensation of its named executive officers, being its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) and the three most highly compensated executive officers other than the CEO and CFO (collectively with the CEO and CFO, the “NEOs”).

The Corporation’s executive compensation program is administered by the Compensation Committee. The Compensation Committee has, as a part of its mandate, responsibility to review the remuneration of the officers of the Corporation, including the NEOs. The Compensation Committee also evaluates the performance of the Corporation’s executive officers and reviews the design and competitiveness of the Corporation’s incentive compensation programs. The compensation of the NEOs in 2013 was consistent with the Corporation’s historical practices and in accordance with its compensation philosophy and objectives, as set forth below.

Overview of Compensation Philosophy

The Corporation’s executive compensation philosophy is to provide competitive compensation to attract and retain talented high-achievers capable of achieving the Corporation’s strategic and performance objectives. Consistent with this philosophy, the primary objectives of the Corporation’s compensation program for its NEOs are:

•	to attract and retain talented, high-achieving executives critical to the success of the Corporation and the creation and protection of long-term Shareholder value;

•	to motivate the Corporation’s Management team to meet operating, strategic, financial and non-financial objectives; and

•	to align the interests of Management and the Corporation’s Shareholders by emphasizing performance based compensation that recognizes individual and the Corporation’s performance, which help to create long-term Shareholder value.

Recruiting and Retention

The Corporation believes that providing competitive overall compensation enables the Corporation to attract and retain qualified executives and other personnel. A competitive, fixed base salary is essential for this purpose. In addition, grants of long-term incentives, in the form of time-vested stock options, serve to further encourage the retention of the Corporation’s NEOs while incentivizing Management to create and protect Shareholder value.

Aligning Management and Shareholders

The Corporation’s compensation program seeks to align Management interests with Shareholder interests through both short-term and long-term incentives linking compensation to performance. The short-term incentive is an annual cash bonus which is linked to individual performance and the Corporation’s performance. Further, long-term incentives of stock option grants comprise a significant portion of overall compensation for the Corporation’s NEOs. The Compensation Committee believes this is appropriate because it creates a direct correlation between variations in the Corporation’s share price (which is based in part on the Corporation’s financial performance) and the compensation of its NEOs, thereby aligning the interests of the Corporation’s executives and Shareholders.

The current members of the Compensation Committee are Mr. Aaron Davidson, Mr. Anthony Griffiths and Mr. William Mackinnon. If the proposed slate of directors is elected, Mr. Aaron Davidson, Mr. William Mackinnon, and Mr. Anthony Griffiths will serve on the Compensation Committee. Each member of the current and proposed Compensation Committee is independent within the meaning of National Instrument 58-101—Disclosure of Corporate Governance Practices. Committee members have direct experience relevant to their responsibilities based on the senior positions held from both current and previous employment positions which provide the skill and experience to make decisions on the suitability of the Corporation’s compensation policies and practices.

Among the responsibilities of the Compensation Committee are the following:

•	reviewing and making recommendations to the Board with respect to the Corporation’s overall compensation and benefits philosophies;

•	reviewing and making recommendations to the Board with respect to the Corporation’s overall compensation for its NEOs and each element of such compensation, including base salary, annual bonus, long-term incentive grants, and other benefits and perquisites;

•	reviewing and approving corporate goals and objectives relevant to the CEO and other members of senior management and evaluating their performance in light of such goals and objectives;

•	reviewing and making recommendations to the Board with respect to option grants and bonus allocations to eligible non-executive employees; and

•	administering the Corporation’s Option Plan.

In making its annual recommendations and determinations as to the Corporation’s executive compensation, the Compensation Committee receives input from Management, but decisions made by the Compensation Committee in determining compensation for the Corporation’s officers and directors are the responsibility of the Compensation Committee and may reflect factors and considerations other than the information and recommendations provided by Management.

Role of Management in Determining Compensation

Although the Compensation Committee is responsible for determining and, where necessary, making recommendations to the Board on the compensation of the Corporation’s NEOs, the CEO and other members of Management assist the Compensation Committee in this process by compiling information to be used by the Compensation Committee in its compensation determinations, reporting on historical compensation levels and methods within the Corporation, reviewing and reporting on the performance of the non-CEO executive officers and compiling and assessing information respecting compensation levels of officers having similar positions at companies with similar revenues and businesses. Management also assists in advising as to the NEOs’ performance in relation to their respective entitlements to an annual bonus. See below under “Elements of Executive Compensation – Base Salary and Annual Cash Bonus”.

The Compensation Committee believes the CEO provides useful input in advising on recommended levels of compensation for the other NEOs because, due to his frequent interaction with these officers, the CEO is best-positioned to assess their performance and their contribution to the Corporation. While the CEO may attend meetings of the Compensation Committee to provide such advice and recommendations, he is not a member of the Compensation Committee and he is not entitled to vote on matters before the Compensation Committee. The CEO also is not present during in-camera sessions of the Compensation Committee and during discussion of his own compensation, whether at the Compensation Committee or Board level.

The Compensation Committee retained Radford, an Aon Hewitt Company (“Radford”) in September 2013 as its external independent compensation advisor to review the Corporation’s current executive compensation program. Radford provided a preliminary report on December 11, 2013, which was reviewed by the Board and Compensation Committee on February 5, 2014. The preliminary report was included in the Compensation Committee’s analysis in developing the compensation guidelines for 2014, beginning on page 11 of this Circular. The table below lists the fees paid to Radford over the last two fiscal years:

Services Performed	Fees Paid in 2013(1)	Fees Paid in 2012
Executive Compensation-Related Fees	$20,000	$35,000
All other Fees	Nil	Nil

(1)	Amounts exclude taxes paid.

Radford assembled a benchmark group of the following 19 companies to serve as a comparator for compensation purposes, which was approved by the Compensation Committee on February 5, 2014. The selection criteria for the benchmark group were companies in comparable industries with similar market capitalizations.

Company	Industry
Abaxis	Surgical and medical instruments

Abiomed	Electromedical equipment

Antares Pharma	Surgical and medical instruments

AtriCure	Surgical and medical instruments

Atrion	Surgical and medical instruments

Cardiovascular Systems	Electromedical equipment

Cerus	Surgical and medical instruments

Cyberonics	Electromedical equipment

DexCom	Electromedical equipment

Endologix	Surgical and medical instruments

Fluidigm	Analytical instruments

HeartWare International	Surgical and medical instruments

MAKO Surgical	Surgical and medical instruments

Meridian Bioscience	Analytical instruments

Rochester Medical	Surgical and medical instruments

Company	Industry
Rockwell Medical	Biologic products

STAAR Surgical	Electromedical equipment

SurModics	Biologic products

Utah Medical Products	Surgical and medical instruments

Vascular Solutions	Surgical and medical instruments

Since December 2013, there was no further employment of external consultants relating to executive employee compensation review.

Elements of Executive Compensation

Compensation of the Corporation’s NEOs for the fiscal year ended December 31, 2013, included the following components:

•	base salary;

•	annual cash bonus;

•	stock options; and

•	employee share purchase plan.

The Corporation believes these elements of compensation, when combined, form an appropriate mix of compensation because they provide for stable income, in the case of base salary, as well as an appropriate balance between short-term (annual bonus) and long-term incentives (option grants) to induce and reward behavior that creates value for Shareholders.

Base Salary and Annual Cash Bonus

The Compensation Committee recommends the compensation of the Corporation’s senior executives, including the President and CEO, for approval by the Board. The Compensation Committee sets the compensation for senior executive officers (other than the President and CEO) on the recommendation of the Chairman of the Board, and the President and CEO. The objective of the Compensation Committee is to set compensation which is competitive for the markets in which the Corporation operates. Compensation is intended to approximate competitive levels for similar positions in similar organizations of comparable size. In making its determinations, the Compensation Committee considers the executive’s experience and established or expected performance.

In the first quarter of each fiscal year, the Board and Compensation Committee approve written qualitative and quantitative goals, based on certain financial operating metrics. These goals form the basis for the review of the management team and the determination of compensation, including bonuses, at the end of each year. The Corporation does not disclose financial performance targets or performance goals in respect of specific qualitative performance-related factors on the basis that this information is confidential and sensitive and its disclosure would seriously prejudice the Corporation’s business interests.

The compensation balance between salary and bonus is increasingly weighted towards bonus. This has the benefit of maintaining greater operating leverage while ensuring that the Corporation rewards performers and encourages underperformers to accomplish more. The Compensation Committee and Management will annually establish stretch goals that have clear objective measures. The goals, while challenging to meet, should be achievable for high performing employees. The intention is to pay 100% of bonus when the objectives are achieved as this is an important part of cash compensation for Management. It is also intended that if the Corporation has performed well financially, exceeding the financial plans of the Corporation, that individual high performers should be able to earn more than 100% of bonus.

Stock Options

The Corporation’s Option Plan is intended to serve as a long-term incentive plan that will align the interests of the Corporation’s directors, officers, employees and consultants with the interests of the Shareholders. Once annually, the CEO develops a list of options to be granted to executives based on the Corporation’s performance, personal performance and industry benchmarks. The CEO submits this list to the Compensation Committee who reviews in Committee and further recommends to the Board for approval. For further information regarding the Option Plan, please see the section entitled “Equity Compensation Plans” in this Circular.

Perquisites and Other Benefits

The perquisites provided to the Corporation’s NEOs in 2013 were limited to car allowances. None of the NEOs received perquisites that amounted to greater than $10,000.

Compensation payable to each NEO is largely based on the achievement of certain performance goals. Performance goals affect option grants and annual cash bonuses, and are considered in assessing annual salary adjustments. Performance goals are established annually and designed to align with the Corporation’s strategic objectives. Performance goals for the financial year ended December 31, 2013 included a number of internal targets relating to revenue, research & development, corporate development and personal goals established between the NEOs and the Board of the Corporation. Given the Corporation’s stage of operations, these performance goals are generally based on achieving specified milestones within time and budget parameters. Compensation payable to a NEO may be adjusted up or down based on attainment of performance goals and broader conditions.

The Corporation does not engage in nor permit any NEO or director to purchase financial instruments, including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Risks

The Compensation Committee meets annually to review and recommend to the Board the CEO’s plan for compensation of directors and officers. The Compensation Committee also meets periodically throughout the year to address issues of stock option grants, compensation for new senior employees, and to review any reports provided by compensation consultants. In order to identify and mitigate compensation policies and practices that could encourage a NEO at a principal business unit or division to take inappropriate or excessive risks, the Corporation ensures that its Board has oversight, through the Compensation Committee, regarding compensation metrics that are aligned with long term value growth of the Corporation. The Corporation has hired an external compensation consultant to ensure that its compensation policies and practices are aligned with industry standards, and are reasonably unlikely to have a material adverse effect on the Corporation.

SHAREHOLDER RETURN PERFORMANCE GRAPH

Below is a line graph that compares (a) the yearly cumulative total Shareholder return on the Corporation’s common shares with (b) the cumulative total return of the TSX Composite Index for the period of time indicated, assuming an initial investment of $100, from 2008 through to 2013 inclusive.

SHAREHOLDER RETURN PERFORMANCE GRAPH

AS AT DECEMBER 31	2008	2009	2010	2011	2012	2013
Novadaq Technologies Inc.	100	250	329	446	785	1541
TSX Composite Index	100	135	159	145	155	176

The trend shown in the above graph does not necessarily correspond to the Corporation’s compensation to its NEOs for the financial year ended December 31, 2013 or for any prior fiscal periods. The trading price of the Corporation’s common shares is subject to fluctuation based on several factors, many of which are outside the control of the Corporation. In determining compensation, the Corporation strives to be competitive in order to attract and retain talented high-achievers capable of achieving the Corporation’s strategic and performance objectives. See “Overview of Compensation Philosophy”.

SUMMARY COMPENSATION TABLE

The following tables provide information respecting compensation received in or in respect of the financial year ended December 31, 2013 by each of the Corporation’s NEOs, who are the following executive officers of the Corporation: (a) the CEO, (b) the CFO and (c) the other three most highly compensated executive officers during the financial year ended December 31, 2013.

All values shown in the table below are stated in U.S. dollars.

Name and Principal Position		Salary(3)	Option- Based Awards	Employee Share Purchase Plan(3)	Annual Incentive Plans(3)	All Other Compensation(3), (4)	Total Compensation
	Year	$	$	$	$	$	$
Dr. Arun Menawat President and Chief Executive Officer(1)	2011 2012 2013	356,764 365,856 364,113	74,250 371,700 556,200	35,234 36,372 12,164	151,668 175,070 236,673	9,100 9,004 8,739	627,016 958,002 1,177,889
Dr. Rick Mangat Senior Vice President and General Manager(2)	2011 2012 2013	207,280 222,589 218,468	74,250 206,500 278,100	Nil Nil Nil	101,112 100,040 109,234	7,583 7,503 7,282	390,226 536,632 613,084
Mr. Stephen Purcell Chief Financial Officer	2011 2012 2013	161,780 171,319 174,774	74,250 144,550 278,100	3,182 Nil Nil	60,667 67,527 79,741	6,067 6,002 5,826	305,946 389,398 538,441
Mr. Roger Deck Vice President, Operations	2011 2012 2013	161,780 171,319 174,774	74,250 144,550 278,100	11,838 Nil Nil	75,834 65,026 79,741	6,067 6,002 5,826	329,769 386,897 538,441
Ms. Mary Kay Baggs Senior Vice President, Marketing	2011 2012 2013	160,000 171,250 182,500	74,250 144,550 185,400	Nil Nil Nil	75,000 65,000 54,750	7,800 7,800 7,800	317,050 388,600 430,450

(1)	Dr. Menawat’s compensation is derived solely from his role as President and Chief Executive Officer of the Corporation. Dr. Menawat does not receive compensation for his role as a Director of the Corporation.
(2)	Effective October 28, 2013, Dr. Mangat’s title has changed to Senior Vice President and General Manager from Founder.
(3)	All amounts have been actually paid and those amounts paid in Canadian dollars have been translated at the average exchange rate during 2013 of 1.0299 Canadian dollars per USD$1.00.
(4)	“All Other Compensation” comprises car allowances paid to NEOs.

Option-Based Awards

Executive option-based awards, granted on May 22, 2013, utilized the Black-Scholes model to determine the fair market value of USD$9.27 per option. The Black-Scholes model was used to determine the fair market value of executive option-based rewards because the Corporation’s option-based award plan has standard structure and vesting conditions and the Black-Scholes model is the standard model used within the industry for accounting for equity based payments. The input factors to determine the value were volatility of 74%, exercise price of USD$14.18, interest rate of 2.16%, and an expected life of 6.8 years. In converting values from Canadian dollars to U.S. dollars, the Corporation utilized an exchange rate of 0.97.

The Corporation did not, at any time during the 2013 financial year, adjust, amend, cancel, replace or significantly modify the exercise price of options previously awarded to, earned by, paid to, or payable to, a NEO.

Annual Incentive Payments

Annual incentive payments were based upon the Corporation’s performance, personal performance and industry benchmarks, recommended by the CEO and approved by the Compensation Committee for further approval by the Board. Incentive payments occurred no later than December 31, 2013.

The Summary Compensation Table reports all amounts earned for financial year 2013. All amounts included in the annual incentive plans were paid before year-end 2013.

Annual incentive payments were cash bonuses paid in full during the financial year, to NEOs based on corporate and individual performance, as recommended by the CEO and approved by the Board.

All Other Compensation

All other compensation comprises car allowances for business use of personal vehicles.

Pension Plan Benefits

The Corporation does not offer pension plans including defined benefit or defined contribution plans to employees, nor does it provide compensation related to any type of pension plan.

INCENTIVE PLAN AWARDS

Outstanding Option-Based Awards

The following table provides information regarding the option-based awards for each NEO outstanding as of December 31, 2013.

The process the Corporation uses to grant option-based awards to executive officers is described in the “Stock Options” section of the CD&A.

All values shown in the table below are stated in Canadian dollars.

Name	Number of Securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the- money options
*	(#)	($)	*	($)
Dr. Arun Menawat, President and Chief Executive Officer(1)	233,178 10,000 50,000 90,000 50,000 25,000 90,000 60,000	1.07 9.50 6.50 2.50 2.75 4.15 6.47 14.65	29-Mar-2015 13-Dec-2015 17-Aug-2017 19-Mar-2019 2-Apr-2020 20-May-2021 23-May-2022 22-May-2023	$ $ $ $ $ $ $ $	3,775,152 77,600 538,000 1,328,400 725,500 327,750 971,100 156,600
Dr. Rick Mangat, Founder(2)	16,322 25,000 60,000 30,000 25,000 50,000 30,000	1.07 6.50 2.50 2.75 4.15 6.47 14.65	29-Mar-2015 17-Aug-2017 19-Mar-2019 02-Apr-2020 20-May-2021 23-May-2022 22-May-2023	$ $ $ $ $ $ $	264,253 269,000 885,600 435,300 327,750 539,500 78,300
Mr. Stephen Purcell, Chief Financial Officer	7,500 25,000 35,000 30,000	4.01 4.15 6.47 14.65	15-May-2018 20-May-2021 23-May-2022 22-May-2023	$ $ $ $	99,375 327,750 377,650 78,300
Mr. Roger Deck, Vice President, Operations	15,000 25,000 40,000 30,000 25,000 35,000 30,000	9.50 6.50 2.50 2.75 4.15 6.47 14.65	13-Dec-2015 17-Aug-2017 19-Mar-2019 2-Apr-2020 20-May-2021 23-May-2022 22-May-2023	$ $ $ $ $ $ $	116,400 269,000 590,400 435,300 327,750 377,650 78,300
Ms. Mary Kay Baggs Senior Vice President, Marketing	10,000 25,000 30,000 25,000 35,000 20,000	9.50 6.50 2.75 4.15 6.47 14.65	13-Dec-2015 17-Aug-2017 2-Apr-2020 20-May-2021 23-May-2022 22-May-2023	$ $ $ $ $ $	77,600 269,000 435,300 327,750 377,650 52,200

(1)	Dr. Menawat’s compensation is derived solely from his role as President and Chief Executive Officer of the Corporation. Dr. Menawat does not receive compensation for his role as a Director of the Corporation.
(2)	Effective October 28, 2013, Dr. Mangat’s title has changed from Founder to Senior Vice President and General Manager.

Incentive Plan Awards Value Vested or Earned in 2013

The following table provides information regarding the value on vesting of incentive plan awards for the financial year ended December 31, 2013.

All values shown in the table below are stated in Canadian dollars.

Name	Option Awards Value (1) ($)(2)	Non-Equity Incentive Plan ($)(2)
Dr. Arun Menawat President and Chief Executive Officer	423,750	Nil
Dr. Rick Mangat Founder	278,617	Nil
Mr. Stephen Purcell Chief Financial Officer	243,117	Nil
Mr. Roger Deck Vice President, Operations	243,117	Nil
Ms. Mary Kay Baggs Senior Vice President, Marketing	243,117	Nil

(1)	Options which vested in 2013 were “in-the-money” at year-end. The amount is based on the difference between the market price of the underlying security on the date it vested during 2013 and the exercise price of the option times the number of options that vested.
(2)	The amount is based on the difference between the market price of the underlying security on the day it vested during 2013 and the exercise price of the option times the number of options that vested.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Each of the Corporation’s NEOs, as of December 31, 2013, is a party to an employment agreement with the Corporation that sets forth certain instances where payments and other obligations arise on the termination of their employment (whether voluntary, involuntary, or constructive), or upon a change of control. Such obligations and other significant factors for each contract are summarized as:

Dr. Arun Menawat. The employment agreement with Dr. Menawat is for an indefinite term, subject to the termination provisions within the agreement. The agreement provides for a base salary of CDN$280,000, which is subject to annual review and adjustment, and eligibility to receive an annual bonus based on a target of 40% of the amount of Dr. Menawat’s base salary, which amount may be increased by the Board in its sole discretion. As at January 1, 2014, Dr. Menawat’s annual salary was CDN$431,000 and will remain effective going forward. The agreement contains non-solicitation and non-competition covenants in favour of the Corporation which apply during the term of Dr. Menawat’s employment and for a period of two years following the termination of his employment (one year for his non-competition covenant if terminated otherwise than for cause), and confidentiality covenants in favour of the Corporation which apply indefinitely. In addition, if Dr. Menawat is terminated for any reason other than for cause, Dr. Menawat will receive an amount equal to the aggregate of his base salary and bonus in respect of the current fiscal year. If Dr. Menawat is terminated or resigns for good reason (as defined therein) upon a change of control, Dr. Menawat will receive an amount equal to two times the sum of his base salary in respect of the current fiscal year and the average of his bonus in respect of the past and current year and all of his outstanding options will vest, to the extent that they were previously unvested. In such circumstances, Dr. Menawat will also receive benefits for two years following termination or resignation for good reason or alternatively, he shall receive the costs of replacing the benefits for the same period.

Dr. Rick Mangat. The employment agreement with Dr. Mangat is for an indefinite term, subject to the termination provisions within the agreement. The agreement provides for a base salary of CDN$120,000 which is subject to annual review and adjustment. On January 1, 2014, Dr. Mangat’s annual salary was increased to CDN$246,000. The agreement contains non-solicitation and non-competition covenants in favour of the Corporation which apply during the term of Dr. Mangat’s employment and for a period of two years following the termination of his employment, and confidentiality covenants in favour of the Corporation which apply indefinitely. In addition, if Dr. Mangat is terminated for any reason other than for cause, Dr. Mangat will receive his base salary and benefits for six months following his termination. As at January 1, 2013, Dr. Mangat’s title has changed to Founder and his responsibilities has changed to special projects as assigned by the President and Chief Executive Officer.

Stephen Purcell. The employment agreement with Mr. Purcell is for an indefinite term, subject to the termination provisions within the agreement. The agreement provides for a base salary of CDN$125,000 which is subject to annual review and adjustment. As at January 1, 2014, Mr. Purcell’s annual salary was CDN$228,000. The agreement contains non-solicitation and non-competition covenants in favour of the Corporation which apply during the term of Mr. Purcell’s employment and for a period of two years following the termination of his employment, and confidentiality covenants in favour of the Corporation which apply indefinitely. In addition, if Mr. Purcell is terminated for any reason other than for cause, Mr. Purcell will receive his base salary and benefits for six months following his termination.

Roger Deck. The employment agreement with Mr. Deck is for an indefinite term, subject to the termination provisions within the agreement. The agreement provides for a base salary of CDN $110,000 which is subject to annual review and adjustment. As at January 1, 2014, Mr. Deck’s annual salary was CDN$228,000. The agreement contains non-solicitation and non-competition covenants in favour of the Corporation which apply during the term of Mr. Deck’s employment and for a period of two years following the termination of his employment, and confidentiality covenants in favour of the Corporation which apply indefinitely. In addition, if Mr. Deck is terminated for any reason other than for cause, Mr. Deck will receive his base salary and benefits for six months following his termination.

Mary Kay Baggs. The employment agreement with Ms. Baggs is for an indefinite term, subject to the termination provisions within the agreement. The agreement provides for a base salary of CDN$125,000 which is subject to annual review and adjustment. As at January 1, 2014, Ms. Baggs’ annual salary was CDN$190,532. The agreement contains non-solicitation and non- competition covenants in favour of the Corporation which apply during the term of Ms. Baggs’ employment and for a period of two years following the termination of her employment, and confidentiality covenants in favour of the Corporation which apply indefinitely. In addition, if Ms. Baggs is terminated for any reason other than for cause, Ms. Baggs will receive her base salary and benefits for six months following her termination.

Payments on Termination or Change of Control

The following table provides details regarding the estimated incremental payments, payables and benefits from the Corporation to each of the NEOs assuming termination on December 31, 2013:

All values shown in the table below are stated in U.S. dollars.

Name	Severance (Base Salary) ($)(2)	Severance (Bonus) ($)(2)	Severance (Value of Benefits) ($)(2)	Total ($)(2)
Dr. Arun Menawat(1) President and Chief Executive Officer	364,113	236,673	886,732	1,487,518
Dr. Rick Mangat Founder	109,234	Nil	Nil	109,234
Mr. Stephen Purcell Chief Financial Officer	87,387	Nil	Nil	87,387
Mr. Roger Deck Vice President, Operations	87,387	Nil	Nil	87,387
Ms. Mary Kay Baggs Senior Vice President, Marketing and Business Development	91,250	Nil	Nil	91,250

(1)	In the event of a change of control, the employment agreement with Dr. Menawat provides that he would be entitled to twice the amounts reflected, for base salary and severance, for a total amount of $2,088,304. Also, in the event of a change of control, the agreement provides for the 128,333 options with an “in-the-money” value of USD$886,732 as at December 31, 2013, subject to the accelerated vesting entitlement.
(2)	Amounts are shown in U.S. dollars, the Corporation’s reporting currency. Amounts actually paid in Canadian dollars have been translated at the average exchange rate during 2013 of 1.0299 Canadian dollars per USD$1.00.

Director Compensation

The directors of the Corporation, other than the President and CEO, were paid in respect of the financial year-ended December 31, 2013, an annual fee of $40,000 for their services.

Directors of the Corporation are also eligible to receive stock option grants. During the fiscal year 2013, each of Mr. Aaron Davidson, Mr. Anthony Griffiths, Mr. Harold Koch, Jr., Mr. William Mackinnon and Mr. G. Steven Burrill were granted 8,500 stock options under the Corporation’s Option Plan. Options are granted to directors on an ad hoc basis so as to ensure that all directors have, from time to time, unvested options of the Corporation. The Corporation believes that the unvested options help align the interests of the directors with those of the Corporation. Except as set out above, directors are not eligible to receive other compensation.

Director Compensation Table

The following table provides information regarding compensation paid to the Corporation’s non-executive directors during the financial year ended December 31, 2013.

All values shown in the table below are stated in U.S. dollars.

Name	Fees earned ($)(1)	Option-based awards ($)(2)	All other compensation ($)	Total ($)
Mr. Aaron Davidson	33,498	79,645	Nil	113,143
Mr. Anthony Griffiths	33,013	79,645	Nil	112,658
Mr. Harold O. Koch, Jr.	34,000	79,645	Nil	113,645
Mr. William Mackinnon	34,469	79,645	Nil	114,114
G. Steven Burrill	33,500	79,645	Nil	113,145

(1)	Directors’ services to the Corporation include attendance during Board and Committee meetings, and the provision of governance and oversight. The level of compensation is determined by benchmarking peer companies within the Corporation’s industry.
(2)	The amounts in this column represent the grant date fair value of options granted during 2013 and may not represent the amounts the Directors will actually realize from the awards. The grant date fair value of the options granted during 2013 has been estimated at the date of grant in accordance with the International Financial Reporting Standard 2 using a Black-Scholes option pricing model.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each director outstanding as of December 31, 2013.

All values shown in the table below are stated in Canadian dollars.

Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options ($)
Mr. Aaron Davidson	2,500 5,667 8,500	4.15 6.47 14.65	May 20, 2021 May 23, 2022 May 22, 2023	32,775 61,147 22,185
Mr. Anthony Griffiths	7,500 3,400 5,100 5,500 7,500 7,500 8,500 8,500	8.07 6.50 4.01 3.09 4.26 4.15 6.47 14.65	September 5, 2016 August 17, 2017 May 15, 2018 May 21, 2019 May 20, 2020 May 20, 2021 May 23, 2022 May 22, 2023	68,925 36,584 67,575 77,935 97,500 98,325 91,715 22,185
Mr. Harold O. Koch, Jr.	7,500 3,400 5,100 5,500 7,500 7,500 8,500 8,500	7.74 6.50 4.01 3.09 4.26 4.15 6.47 14.65	May 24, 2017 August 17, 2017 May 15, 2018 May 21, 2019 May 20, 2020 May 20, 2021 May 23, 2022 May 22, 2023	71,400 36,584 67,575 77,935 97,500 98,325 91,715 22,185

Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options ($)
Mr. William Mackinnon	7,500 8,500 8,500	4.15 6.47 14.65	May 20, 2021 May 23, 2022 May 22, 2023	98,325 91,715 22,185
Mr. G. Steven Burrill	15,000 8,500 8,500	4.15 6.47 14.65	May 20, 2021 May 23, 2022 May 22, 2023	196,650 91,715 22,185

(1)	Dr. Menawat’s compensation is derived solely from his role as President and Chief Executive Officer of the Corporation. Dr. Menawat does not receive compensation for his role as a director of the Corporation.
(2)	Effective October 28, 2013, Dr. Mangat’s title has changed from Founder to Senior Vice President and General Manager.

Incentive Plan Awards Vested or Earned in 2013

The following table provides information regarding the value on vesting of incentive plan awards for the financial year ended December 31, 2013.

All values shown in the table below are stated in Canadian dollars.

Name	Option-based awards (1) ($)
Mr. William Mackinnon	45,492
Mr. Aaron Davidson	70,592
Mr. Anthony Griffiths	70,592
Mr. Harold O. Koch, Jr.	70,592
Mr. G. Steven Burrill	70,867

(1)	Options which vested in 2013 were “in-the-money” at year-end. The amount is based on the difference between the market price of the underlying security on the date it vested during 2013 and the exercise price of the option times the number of options that vested.
(2)	The amount is based on the difference between the market price of the underlying security on the day it vested during 2013 and the exercise price of the option times the number of options that vested.

COMPOSITION OF THE COMPENSATION COMMITTEE

None of the members of the Compensation Committee are currently, or were during the financial year ended December 31, 2013, an officer or employee of the Corporation. No member of the Compensation Committee is, or during the financial year ended December 31, 2013 was, indebted to the Corporation or any of its subsidiaries, or to any other entity where such debt is supported by a guarantee, support agreement, letter of credit or other similar arrangement or understanding, provided by the Corporation or its subsidiaries. Except as described or referred to in this Circular, no member of the Compensation Committee has, or had during the financial year ended December 31, 2013, any material interest in any transaction that has materially affected or would materially affect the Corporation or any of its subsidiaries.

EQUITY COMPENSATION PLANS

Description of Corporation’s Stock Option Plan

Effective as of March 29, 2005, and as amended and restated (as discussed below), the Board approved the Option Plan whereby options are granted at the current fair market value of the underlying common shares of the Corporation, in accordance with the terms of the Option Plan applicable to all employees, senior officers, directors and consultants of the Corporation or any affiliate of the Corporation. The maximum number of common shares that may be issued under the Option Plan may not exceed 10% of the number of outstanding common shares of the Corporation from time to time. As at April 17, 2014, 2,792,465 options have been granted under the Option Plan and based upon 55,187,520 common shares being issued and outstanding as of the date hereof, there remain 2,726,287 common shares that have not been allocated under the Option Plan.

At the meeting of Shareholders of the Corporation held on May 15, 2008, the Shareholders ratified, confirmed and approved an amendment to the then existing Option Plan extending the maximum term of the options from five (5) years to ten (10) years. The extension applied to all options which were outstanding as of March 17, 2007, being the date the Board amended the Option Plan, subject to shareholder ratification. The Option Plan was ratified at the annual and special Shareholder meeting held on May 20, 2011.

The Option Plan is administered by the Board and the committees of the Board to which it may delegate authority. The Board is responsible for determining the terms relating to each option, including the number of common shares subject to each option, the exercise price and the expiration date of each option, and the extent to which each option is exercisable during the term of the option. Pursuant to the Option Plan, the price at which the options are granted is equal to the volume weighted average trading price of the common shares on the exchange where they are listed on the five trading days immediately preceding the date of grant or such greater amount as the Board may determine, provided, however, that the exercise price of the options shall not be less than the minimum exercise price required by applicable rules of the TSX. Options generally vest over a period of three years and must be exercised no later than ten years from the date granted.

Certain restrictions on grants apply, including that the number of common shares reserved for issuance to insiders under the Option Plan and any other securities-based compensation arrangements shall not exceed 10% of the outstanding issue of common shares of the Corporation, and the number of common shares issued to insiders, within any one-year period, under the Option Plan and any other securities-based compensation arrangements cannot exceed 10% of the outstanding issue of common shares.

The Corporation does not provide financial assistance to option holders in connection with their participation in the Option Plan. Unless otherwise provided for, upon an option holder’s employment with the Corporation being terminated by the Corporation, whether with cause or without cause, or upon the option holder’s resignation (other than for retirement), the expiry date of any vested stock option granted to him or her shall be the earlier of (i) the expiry date shown on the relevant notice of grant and (ii) the date that is thirty (30) days following the date such option holder ceased to be an employee of the Corporation; all stock options granted that are outstanding but not vested on such date of termination or resignation immediately terminate. If the option holder dies, retires, ceases to be a director (in the case where an option holder is not an employee or consultant of the Corporation), or ceases to be eligible under the Option Plan due to disability, the expiry date of any vested stock option granted to him or her is the earlier of (i) the expiry date shown on the relevant notice of grant or (ii) the date that is one hundred and eighty (180) days following the date such option holder retired or ceased to be a director (as the case may be). All stock options granted that are outstanding but not vested on such date immediately terminate. Each option is non-transferable except by will or by laws of succession in the domicile of the deceased option holder.

Subject to any necessary regulatory approval, the Board may, at its discretion, amend the Option Plan and the terms and conditions of any option previously granted and may make such amendment for the purpose of complying with any changes in any relevant law, rule, regulation, regulatory requirement or requirement of the TSX, or for any other purpose which may be permitted by law. Any such amendment, however, shall not alter the terms or conditions of, or impair any right of any participant pursuant to any option awarded prior to such amendment, without the consent of such participant, unless such amendment is required by applicable law, any applicable stock exchange or governmental entity.

Notwithstanding the foregoing, the Board shall be required to obtain shareholder approval in order to: (i) increase the maximum number of shares issuable under the Option Plan, (ii) reduce the exercise price or purchase price of any option, (iii) extend the term of any option, (iv) make a change to the class of persons eligible to participate under the Option Plan, or (v) make any amendment which would permit any option granted under the Option Plan to be transferable or assignable other than by will or under succession laws (estate settlement).

Shares Authorized for Issuance under Equity Compensation Plans

The following table shows information, as of December 31, 2013, on compensation plans under which shares are authorized for issuance.

Plan Category	Number of shares issuable upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options ($) (b)	Number of shares available for future issuance under equity compensation plans (excluding shares reflected in column (a)) (c)
Plans approved by Shareholders: Stock Option Plan	2,710,944	6.72	2,778,460
Plans not previously approved by Shareholders	N/A	N/A	N/A
Total	2,710,944	6.72	2,778,460

(1)	Under the Option Plan, the maximum aggregate number of common shares which may be subject to options under the Option Plan is 10% of the common shares of the Corporation outstanding from time to time.

Description of Corporation’s Employee Share Purchase Plan

Effective as of July 1, 2008, the Board approved an Employee Share Purchase Plan (“ESPP”) for the purpose of encouraging and facilitating common share ownership by employees, to further align the interests of employees with the success of the Corporation, and to attract and retain employees. All full-time employees who have worked at least three consecutive complete months for the Corporation are eligible to be participants (“Participants”). Under the ESPP, a plan administrator was appointed to receive Participant contributions up to 10% of the Participants’ annual base salary, the Corporation matching contributions equal to 15% of Participant contributions, and to use total contributions to purchase common shares on behalf of Participants through the facilities of the primary exchange on which the common shares are listed for trading, being currently the TSX and the NASDAQ. Common shares purchased under the ESPP are subject to a transfer restriction for six months after the date of purchase. Purchase expenses are paid by the Corporation, and sale expenses are paid by the Participant. The Corporation may amend, suspend, or terminate the ESPP at any time.

The Corporation confirms there are no other equity compensation plans.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at April 17, 2014, no individual who is, or at any time during the most recently completed financial year was, a director or executive officer of the Corporation, and no proposed nominee for election as a director for the Corporation, and no associate of any such director, executive officer or proposed nominee is, or at any time since the beginning of the most recently completed financial year of the Corporation has been, indebted to the Corporation or any of its subsidiaries.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

OR MATTERS TO BE ACTED UPON

Except as disclosed elsewhere in this Circular, no director or officer of the Corporation, or any associate or affiliate thereof or, to the knowledge of the Corporation, any holder holding 10% or more of the voting shares of the Corporation or any associate or affiliate thereof, has had any material interest, direct or indirect, by way of beneficial ownership of shares or otherwise, in any matter to be acted upon or in any transaction of the Corporation since January 1, 2013, or in any proposed transaction that has materially affected or will materially affect the Corporation or any of its affiliates.

RECEIPT OF SHAREHOLDER PROPOSALS FOR NEXT ANNUAL MEETING

Shareholders entitled to vote at the next annual meeting of Shareholders and who wish to submit a proposal in respect of any matter to be raised at such meeting must ensure that the Corporation receives such proposal no later than December 20, 2014.

ADDITIONAL INFORMATION

The Corporation will provide to any person or company, upon receipt of a request by the Corporate Secretary of the Corporation and, in the case of a security holder, without charge, a copy of: (i) the Corporation’s most recent Annual Information Form, together with a copy of any document, or the pertinent pages of any document incorporated therein by reference; (ii) the financial statements for the Corporation’s fiscal year ended December 31, 2013, together with the accompanying report of the auditor, and any interim financial statements of the Corporation that have been filed for any period subsequent to December 31, 2013 and management’s discussion and analysis thereof; and (iii) this Circular. Additional information relating to the Corporation may be accessed on SEDAR at www.sedar.com and the website of the U.S. Securities and Exchange Commission at www.sec.gov. Financial information is provided in the Corporation’s comparative financial statements and MD&A.

DIRECTORS’ APPROVAL

The undersigned President and Chief Executive Officer of the Corporation certifies that the contents and sending of this Circular have been approved by the Board of the Corporation.

/s/ Arun Menawat
Dr. Arun Menawat President and Chief Executive Officer April 17, 2014

Appendix “A”

CHANGE OF AUDITOR REPORTING PACKAGE

(See attached)

NOTICE OF CHANGE OF AUDITOR

March 31, 2014

To:	Ernst & Young LLP

And To:	KPMG LLP

And To:	The Manitoba Securities Commission

Alberta Securities Commission

Autorité des marchés financiers

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan, Securities Division

Financial and Consumer Services Commission, New Brunswick

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Prince Edward Island

Office of the Superintendent of Securities, Government of Newfoundland and Labrador

Ontario Securities Commission

Re:	Notice of Change of Auditor (“Notice”) – Novadaq Technologies Inc. (the “Corporation”)

This Notice is made pursuant to Section 4.11 of National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”).

1.	On March 21, 2014, it was determined, pursuant to a resolution of the board of directors (the “Board”) of the Corporation, on the recommendation of the audit committee (the “Audit Committee”), to engage the accounting firm of KPMG LLP to fill the vacancy by Ernst & Young LLP and to hold office until the next annual and special meeting of shareholders of the Corporation, to be held on May 21, 2014, at which time KPMG LLP will be proposed for appointment as auditor of the Corporation.

2.	Ernst & Young LLP tendered its resignation on March 31, 2014, as auditor of the Corporation at the request of the Corporation.

3.	The determination was considered and approved by each of the Board and the Audit Committee, and constitutes a “termination” of Ernst & Young LLP and an “appointment” of KPMG LLP for the purposes of NI 51-102.

4.	The reports of Ernst & Young LLP on the financial statements of the Corporation for the two most recently completed fiscal years, being the years ended December 31, 2012 and 2013, did not express a modified opinion.

5.	There have been no reportable events (as defined in Section 4.11 of NI 51-102).

[Remainder of page intentionally left blank. Signature page follows.]

DATED this 31st day of March, 2014.

NOVADAQ TECHNOLOGIES INC.

By:	/s/ Stephen Purcell
Name:	Stephen Purcell
Title:	Chief Financial Officer

31 March 2014

The Manitoba Securities Commission

Alberta Securities Commission

Autorité des marchés financiers

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan, Securities Division Financial and Consumer Services

Commission, New Brunswick

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Prince Edward Island

Office of the Superintendent of Securities, Government of Newfoundland and Labrador Ontario Securities Commission

Re:	Novadaq Technologies Inc.

Change of Auditor Notice dated 31 March 2014

Pursuant to National Instrument 51-102 (Part 4.11). we have read the above-noted Change of Auditor Notice and confirm our agreement with the information contained in the Notice pertaining to our firm.

Yours very truly,

Chartered Accountants

Licensed Public Accountants

cc:	The Board of Directors, Novadaq Technologies, Inc.

A member firm of Ernst & Young Global Limited

KPMG LLP Yonge Corporate Centre 4100 Yonge Street, Suite 200 Toronto ON M2P 2H3 Canada	Telephone Telefax Internet	(416) 228-7000 (416) 228-7123 www.kpmg.ca

The Manitoba Securities Commission

Alberta Securities Commission

Autorité des marchés financiers

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan, Securities Division

Financial and Consumer Services Commission, New Brunswick

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Prince Edward Island

Office of the Superintendent of Securities, Government of Newfoundland and Labrador

Ontario Securities Commission

Dear Sirs:

Re:	Notice of Change of Auditors of Novadaq Technologies Inc.

Pursuant to National Instrument 51-102 (Part 4.11), we have read the Notice of Change of Auditors of Novadaq Technologies Inc. dated March 31, 2014 and confirm our agreement with the information contained in the Notice pertaining to our firm.

Yours very truly,

Chartered Professional Accountants, Licensed Public Accountants

March 31, 2014

Toronto, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.
KPMG Confidential

Appendix “B”

STATEMENT ON CORPORATE GOVERNANCE PRACTICES

General

On June 30, 2005, the Canadian Securities Administrators (“CSA”) implemented National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”). NI 58-101 and NP 58-201 have replaced the corporate governance guidelines of the TSX and provide for mandated disclosure under NI 58-101 of a corporation’s corporate governance practices, as well as best practices under NP 58-201.

The Board and Management recognize the importance of corporate governance to the effective Management of the Corporation and to its Shareholders. The Corporation’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Corporation are effectively managed so as to enhance Shareholder value. The Board and the Corporation have devoted significant attention and resources to ensuring that the Corporation’s system of corporate governance meets or exceeds applicable legal and stock exchange requirements in both Canada and the United States.

This statement of corporate governance practices has been prepared by the Corporate Governance Committee (the “Governance Committee”).

The following sets out the Corporation’s approach to corporate governance in accordance with NI 58-101F1.

Board of Directors

Independence

The Board is currently comprised of six (6) directors. The Board is responsible for determining whether or not each director is “independent” (as defined below) and has determined that a majority of the current Board (namely Mr. Aaron Davidson, Mr. Anthony Griffiths, Mr. Harold Koch, Jr., Mr. William Mackinnon and Mr. G. Steven Burrill) is independent, and if elected as a director, Mr. Thomas Wellner, a proposed director, would also be independent. Pursuant to National Instrument 58-101 and National Instrument 52-110 – Audit Committees, a director is independent if such director has no direct or indirect material relationship with the Corporation, which could, in the view of the Corporation’s Board, be reasonably expected to interfere with the exercise of a member’s independent judgment. Dr. Arun Menawat is not independent under these standards as he is also the President and CEO of the Corporation.

“B” - 1

Common Board Memberships

The Board has not adopted a formal policy limiting the number of directors who sit on a board of directors of another public company but believes disclosure of common board memberships is important. Given that many of the directors have a variety of business interests, directors are required to disclose to the Board or any applicable committee thereof any real or perceived conflict in relation to any matter or proposed matter to be considered and in such circumstances, it is the Board’s policy that such directors excuse themselves from all deliberations of such matters.

There are three current directors and one proposed director who are members of a board of directors of another public company. Mr. Griffiths is also a director of Fairfax Financial Holdings Limited and the chairman of Russel Metals Inc. Mr. Mackinnnon is an active volunteer and currently serves as a member of the board of directors of The Toronto Community Foundation, The Toronto East General Hospital Foundation, St. Stephen Community House and Roy Thomson Hall. Mr. Mackinnon is also a director of Telus Corp., Pioneer Petroleum, Osisko Mining Corporation and the Public Service Pension Investment Board. Mr. Davidson serves on the boards of directors of Alder Biopharmaceuticals Inc., Cardeas Pharma, HyperBranch Medical Technology, Intact Vascular, and NeurAxon Inc. Mr. Wellner serves on the boards of the Ontario Association of Medical Laboratories, Diamedica (DMA – TSX), Cipher Pharma (DND-TSX), Freshbooks (private company), Atlantic Healthcare Plc (private company in the United Kingdom), and Life Sciences Ontario (LSO – Industry Association). He is also on the Board of Governors of Rothesay Netherwood School, a private Atlantic Canadian boarding school.

Meetings of Independent Directors

The entire complement of independent directors on the Board and each of the committees are encouraged to meet regularly without Management present. The Chair of the Board conducts these sessions at Board meetings and the chair of each committee conducts them at committee meetings. During the last financial year ended December 31, 2013, there have been seven (7) such meetings of the independent directors.

Chair of the Board

Mr. Anthony Griffiths, the Chair of the Board is a non-executive director and meets the Board’s independence standards. The primary functions of the Chair are to facilitate the operations and deliberations of the Board and the satisfaction of the Board’s responsibilities under its mandate. The Chair’s key responsibilities include duties relating to setting Board meeting agendas, chairing board and Shareholder meetings, director development, providing input on potential director candidates, providing feedback to the President and CEO, and communicating with Shareholders and regulators. The responsibilities of the Chair are reviewed by the Governance Committee and considered by the Board for approval each year.

“B” - 2

Attendance

During the financial year ended December 31, 2013, the Board met a total of fifteen times, including one (1) Special Committee Meeting, the Audit Committee met a total of four (4) times, the Compensation Committee met a total of two (2) times, and the Governance Committee met a total of two (2) times. The attendance record of each director is set out below:

Summary of Board and Committee Meetings Held For the 12-month period ended December 31, 2013		Summary of Attendance of Directors For the 12-month period ended December 31, 2013
Board Including 1 Special Committee Meeting	15	Director	Board Meetings	Committee Meetings	Special Committee

Audit Committee	4	Dr. Arun Menawat	14 of 14	N/A	1 of 1

Compensation Committee	2	Aaron Davidson(1)(3)	12 of 14	5 of 6	1 of 1

Governance Committee	2	Anthony Griffiths(1)(2)	12 of 14	3 of 3	0 of 1

		Harold O. Koch, Jr.(2)(3)	12 of 14	3 of 4	1 of 1

		William Mackinnon(1)(3)	14 of 14	5 of 5	1 of 1

		G. Steven Burrill(2)	12 of 14	2 of 2	1 of 1

As of December 31, 2013

(1)	Compensation Committee
(2)	Governance Committee
(3)	Audit Committee

Board Mandate

The Board is responsible for supervising the management of the Corporation’s business and affairs. Any responsibility that is not specifically delegated to a Board committee or to Management remains with the full Board.

“B” - 3

The Board, through the Governance Committee, reviews and adopts a strategic process on an annual basis that takes into consideration the opportunities and risks of the business. The Board oversees the implementation of the strategic process by Management. Members of Management also frequently make presentations to the Board and/or the Governance Committee regarding updates on and discussions of the strategic process and implementation actions.

The Board oversees the identification and management of the Corporation’s principal risks. The Governance Committee has been delegated the responsibility of identifying the principal risks of the business and ensuring the implementation of appropriate risk management systems, which are approved by the Board upon the recommendations of the Governance Committee. In addition, the Audit Committee, through its regular meetings with the external counsel and their review of the findings and activities of the external auditors, are aware of the significant risks or exposures to the Corporation’s business and has been given the responsibility of reviewing the programs of risk assessment and the steps taken by the Corporation to address significant risks or exposures of all types, including insurance coverage and tax compliance, and reporting to the Board on a regular basis.

The Board, through the Governance Committee, oversees succession planning, including the development and monitoring of Management and the Board. The Governance Committee is responsible, to the extent possible, to satisfy itself of the integrity of the President and CEO and other executive officers of the Corporation and that such individuals create a culture of integrity throughout the Corporation.

The Board, through its Governance Committee, has discussed and considered how the Corporation communicates with its Shareholders, other stakeholders and the public. The Board has approved a policy respecting confidentiality, disclosure and insider trading to establish, among other things, consistent guidelines for determining when information is material, how it is disclosed and, to avoid making selective disclosure, and making all material disclosures on a widely disseminated basis. The Governance Committee has been delegated the responsibility of overseeing the effectiveness and compliance with such policy and to report to the Board on a regular basis. The Corporation seeks to communicate with its Shareholders through a variety of channels, including quarterly reports, annual reports, annual information forms, news releases and conference calls.

The Board, through the Audit Committee and with the assistance of the Governance Committee, reviews with Management and the Corporation’s auditors the adequacy of the Corporation’s internal controls and management information systems on a regular basis. The Board has established a prescribed checklist for itself, the Audit Committee and the Governance Committee. These governance checklists outline key responsibilities and tasks and their scheduled performance and completion for each quarter and year-end.

“B” - 4

Position Descriptions

The Board has not developed written position descriptions for the Chair of the Board or the Chair of each committee of the Board. The Board believes that the charters of the Audit Committee and the Governance Committee adequately delineate the roles of the Chairs of such committees. Each of the Audit Committee and the Governance Committee are responsible for reviewing their respective charters on a regular basis and to recommend to the Board any changes as considered appropriate from time to time.

The Corporation has developed written position descriptions for the CEO and other positions in senior management. The Governance Committee has been delegated the responsibility of defining and updating, on a regular basis, with the President and CEO, the position descriptions of each position in senior management.

Orientation and Continuing Education

An orientation and education program is available for new members of the Board, which includes an introductory overview of the Corporation, including all relevant corporate information, committee mandates, policies affecting directors, the role, duties and expectations of directors and other background information. The Governance Committee is responsible for carrying out the orientation and continuing educations functions.

To foster the Board’s familiarity with corporate matters on an on-going basis, the Board from time to time, invites senior operating management to attend Board meetings to report on their respective business unit activities. Also, such senior operating management provide written reports to the Board.

Ethical Business Conduct

The Board has adopted a Code of Business Ethics and Conduct (the “Code”) that applies to all directors, officers and employees of the Corporation and its subsidiaries. The Code provides a framework of guidelines and principles to encourage ethical and professional behavior in conducting the business of the Corporation. The Code is reviewed and monitored on a regular basis by the Audit Committee.

The Disclosure and Compliance Committee, comprised of the Chief Executive Officer, the Chief Financial Officer and a senior vice president, monitors and reviews day-to-day compliance with the Code. The Disclosure and Compliance Committee meets quarterly in advance of each quarterly Audit Committee meeting to review and report compliance and bring forward any issues under the Code that have arisen in the preceding financial quarter.

At each regularly scheduled quarterly meeting of the Audit Committee, the Chair of the Audit Committee also makes a point to inquire of each person in attendance, including the Chief Executive Officer, the Chief Financial Officer and the auditors if there are any known issues related to compliance with the Corporation’s Code. Any issues are then reported to the Board and the Governance Committee.

“B” - 5

It is the Corporation’s policy to seek to ensure that its best interests are paramount in all of its dealings with customers, suppliers, consultants, competitors, existing and potential business partners and other representatives, and are conducted in a manner that avoids actual or potential conflicts of interest.

The text of the Code is available at www.sedar.com and the Corporation’s website at www.novadaq.com or can be obtained by request from the Corporation.

Nomination of Directors

The Governance Committee is responsible for establishing qualifications for directors and procedures for identifying possible nominees who meet these criteria. In doing so, the Governance Committee is to consider the desired competencies and skills and the appropriate size of the Board. When vacancies arise on the Board, the Governance Committee recommends to the Board potential nominees, having regard to the needs of the Board.

Assessments of the Board

The Governance Committee is responsible for assessing the effectiveness of the Board as a whole and its committees. The Governance Committee evaluates the performance and contribution of individual members of the Board in their capacity as directors and as members of any Board Committee and recommends timely changes in the role, size, composition and structure of the Board and the Board committees.

During each of the quarterly meetings held each year by the Board and its committees, that is, the Audit Committee, Compensation Committee and the Governance Committee, there are in-camera sessions where there is opportunity to discuss the performance of individual directors and senior management. The Chair of the Board has in-person meetings at least monthly and otherwise holds meetings on a periodic basis with the Chief Executive Officer to discuss the operation of the Corporation.

Board Committees

The Board has three committees. Each committee has a charter, which is reviewed by the Board and considered by the Board for approval every year.

Audit Committee

The Audit Committee is currently composed of Mr. William Mackinnon, Mr. Harold O. Koch, Jr., and Mr. Aaron Davidson. If the proposed slate of directors is elected, Mr. William Mackinnon, Mr. Harold O. Koch, and Mr. Aaron Davidson will serve on the Audit Committee. The Board considers all current and prospective members of the Audit Committee to be “independent” and “financially literate” within the meaning of National Instrument 52-110 – Audit Committees. The Audit Committee has a specifically defined mandate and charter which clearly defines its role and responsibilities. The Audit Committee is responsible for

“B” - 6

recommending to the Board the appointment and compensation of the Corporation’s external auditor; overseeing the work of the external auditor, including the resolution of disagreements between the external auditor and Management; pre-approving all non-audit services (or delegating such pre-approval if and to the extent permitted by law) to be provided to the Corporation or its subsidiaries by the Corporation’s external auditor, satisfying themselves that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from its financial statements, including periodically assessing the adequacy of such procedures, establishing procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls or auditing matters, and for the confidential, anonymous submission by employees of the Corporation or its subsidiaries of concerns regarding questionable accounting or auditing matters, and reviewing and approving the annual and interim financial statements, related Management Discussion and Analysis and other financial information provided by the Corporation to any governmental body or the public. A copy of the Audit Committee charter is available at www.sedar.com, as an appendix to the Corporation’s most recently filed Annual Information Form for the year ended December 31, 2013 (the “AIF”).

The Audit Committee is to be comprised of a minimum of three directors, as determined by the Board and elected by the Board on an annual basis or until their successors shall be duly appointed. Unless a Chair of the Audit Committee is elected by the full Board, the members of the Audit Committee may designate a chair by majority vote of the full Audit Committee membership. The Chair of the Audit Committee is currently Mr. William Mackinnon. Additional information regarding the Corporation’s Audit Committee can be found in the Corporation’s AIF. The AIF can be found on www.sedar.com, or a copy of it can be obtained by contacting the Corporation’s Corporate Secretary at 5090 Explorer Drive, Suite 202, Mississauga, Ontario, L4W 4T9, or by telephone at 905-629-3822.

Compensation Committee

The Compensation Committee reviews and recommends for Board approval the remuneration of directors, including the annual retainer, Option Plan participation and other benefits conferred upon the directors.

The Compensation Committee also recommends the compensation of the Corporation’s senior executives, including the President and CEO for approval by the Board. The objective of the Compensation Committee is to set compensation which is competitive for the markets in which the Corporation operates and which results in the creation of Shareholder value over the long-term (i.e., Management and Board incentives are aligned with owners’ gains). The Compensation Committee seeks to ensure that base salaries are competitive relative to the industry and bonuses, if any, reflect individual performance in the context of the overall performance of the Corporation, as measured by issues such as profitability, stock price and initiatives undertaken in the year.

“B” - 7

The Compensation Committee is currently composed entirely of independent members of the Board.

Governance Committee

The Governance Committee is responsible for reviewing, approving and if appropriate, recommending to the Board the compensation and objectives of the President and CEO and other members of Management; administering the Corporation’s compensation plans for Management and the Board, including the Corporation’s Option Plan and other compensation plans or structures that may be adopted by the Corporation from time-to-time; assessing the effectiveness of the Board as a whole, and that of individual members; periodically assessing the Corporation’s governance practices; proposing nominees to the Board; recommending resignation or removal of directors or officers where their current or past conduct is or has been improper or liable to adversely affect the Corporation or its reputation; and orienting new directors.

The Board determines the composition of the Committee, including its number of members. The members of the Governance Committee and its chair shall be elected by the Board on an annual basis, or until they are removed by the Board or their successors are duly appointed. Unless a Chair of the Governance Committee is elected by a full Board, the members of the Governance Committee may designate a chair by majority vote of the full Governance Committee membership. Currently, the Chair of the Governance Committee is Mr. G. Steven Burrill. If the proposed slate of directors is elected, the new Chair of the Governance Committee is intended to be Mr. Harold Koch and the Governance Committee will be composed of Mr. Harold Koch, Mr. Anthony Griffiths and a third member as elected at the first Board meeting following the Meeting.

During 2013, all members of the Audit Committee, the Compensation Committee and the Governance Committee met the Board’s independence standards. If the proposed slate of directors is elected, all new committee members will be similarly independent.

“B” - 8

Appendix “C”

RESOLUTION – APPROVING ALL UNALLOCATED OPTIONS UNDER THE

STOCK OPTION PLAN

Upon motion, duly proposed and seconded, it was resolved:

1.	THAT the unallocated options issuable under the Second Amended and Restated Stock Option Plan of the Company, be and are hereby approved, ratified, sanctioned and confirmed, which approval and authorization shall be effective until May 14, 2017;

2.	THAT any officer or director of the Company be, and each is hereby, authorized and directed, for and on behalf of the Company, to sign and execute all documents, to conclude any agreements and to do and perform all acts and things deemed necessary or advisable in order to give effect to this Resolution, including compliance with all securities laws and regulations; and

3.	THAT the Board of Directors of the Company be, and it is hereby, authorized to cause all measures to be taken, such further agreements to be entered into and such further documents to be executed as may be deemed necessary or advisable to give effect to and fully carry out the intent of this Resolution.

“C” - 1